July 6, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field Susan Block Effie Simpson Jean Yu

Re:	ProNAi Therapeutics, Inc. Registration Statement on Form S-1 Filed June 12, 2015, as amended July 6, 2015 File No. 333-204921

Ladies and Gentlemen:

On behalf of ProNAi Therapeutics, Inc. (the “Company”), we are responding to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us during a telephone conference with the Staff on June 24, 2015. In response to the Staff’s request to include in the “Use of Proceeds” section of the above-referenced Registration Statement the amount of the net proceeds that will be used to pay the dividend owed to holders of the Company’s Series B and Series B-1 redeemable convertible preferred stock immediately prior to the completion of the offering, we advise the Staff that the Company has revised pages 7 and 55 of the Registration Statement to provide such disclosure.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely, FENWICK & WEST LLP /s/ Robert A. Freedman Robert A. Freedman

cc:

Nick Glover, Chief Executive Officer

Sukhi Jagpal, Chief Financial Officer

ProNAi Therapeutics, Inc.

Stephen Graham, Esq.

James Evans, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Charles Kim, Esq.

David Peinsipp, Esq.

Divakar Gupta, Esq.

Cooley LLP